UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 24, 2020

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 24, 2020, Reynolds Group Holdings Limited, to be converted to a corporation in the State of Delaware and renamed Pactiv Evergreen Inc. (the “Company”), announced that it has filed a Registration Statement on Form S-1 with the U.S. Securities and Exchange Commission (“SEC”) relating to its proposed initial public offering.

In connection with the filing of the Registration Statement and the Company’s proposed conversion to a corporation in the State of Delaware, the Company has updated its name in the SEC’s EDGAR database to “Pactiv Evergreen Inc.”

A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

Index to Exhibits

Exhibit No.	Description
99.1	Press release issued by Reynolds Group Holdings Limited on August 24, 2020

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
August 24, 2020